APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

Wrap-A-Lots is a newly established entity and has no history for prospective investors to consider.

THE COMPANY MIGHT NEED MORE CAPITAL

Wrap-A-Lots might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wrap-A-Lots is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Wrap-A-Lots , and the revenue of Wrap-A-Lots can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

YOU DO HAVE A DOWNSIDE

Conversely, if Wrap-A-Lots fails to generate enough revenue, you could lose some or all of your money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

CHANGES IN ECONOMIC CONDITIONS COULD HURT WRAP-A-LOTS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wrap-A-Lots 's financial performance or ability to continue to operate. In the event Wrap-A-Lots ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.